      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 2000
                                                        REGISTRATION NO.333-___

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 --------------
                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                 --------------
                        COVAD COMMUNICATIONS GROUP, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 --------------

       DELAWARE                                        4813                                77-0461529
(STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)              CLASSIFICATION CODE NUMBER)              IDENTIFICATION NUMBER)

                                4250 BURTON DRIVE
                          SANTA CLARA, CALIFORNIA 95054
                                 (408) 987-1000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 --------------

                             ROBERT E. KNOWLING, JR.
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        COVAD COMMUNICATIONS GROUP, INC.
                                4250 BURTON DRIVE
                          SANTA CLARA, CALIFORNIA 95054
                                 (408) 987-1000

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                                   COPIES TO:
                            MEREDITH S. JACKSON, ESQ.
                              ASHOK W. MUKHEY, ESQ.
                         GEOFFREY M. TRACHTENBERG, ESQ.
                               IRELL & MANELLA LLP
                            1800 AVENUE OF THE STARS
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 277-1010

                  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED
                 SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. | |

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

       If this Form is filed to register additional securities for an offering pursuant to Rule 426(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. | |

                                    CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                                     PROPOSED
                                                                 MAXIMUM AGGREGATE      PROPOSED MAXIMUM
                 TITLE OF                     AMOUNT TO BE           PRICE                AGGREGATE             AMOUNT OF
         SHARES TO BE REGISTERED               REGISTERED        PER UNIT (1)          OFFERING PRICE        REGISTRATION FEE
=============================================================================================================================
Common Stock, $0.001 par value(2)              5,536,231            $29.34              $162,433,017.54         $42,882.31
=============================================================================================================================

  (1) Estimated solely for the purpose of computing the amount of the registration fee, based on the average high and low trading price of the common stock reported on the Nasdaq National Market on June 5, 2000 in accordance with Rule 457(c) under the Securities Act of 1933.

  (2) Includes associated preferred stock purchase rights which, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the common stock.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
--------------------------------------------------------------------------------

                    SUBJECT TO COMPLETION, DATED JUNE 6, 2000

PRELIMINARY PROSPECTUS

                                5,536,231 SHARES

                                  [COVAD LOGO]

                                  COMMON STOCK

                               ($0.001 PAR VALUE)

                                 --------------

       This prospectus relates to the public offering of up to 5,536,231 shares of our common stock, par value $0.001, which are held by some of our current shareholders and may be offered and sold from time to time by the selling shareholders. The prices at which such shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares, however, we are paying for the costs of registering the shares covered by this prospectus.

       The selling shareholders will receive all of the amounts received upon any sale by them of the common stock, less any brokerage commissions or other expenses incurred by them. While this offering is not being underwritten, the selling shareholders and the brokers or other third parties through whom the selling shareholders sell the common stock may be deemed "underwriters" as that term is defined in the Securities Act of 1933, as amended, for purposes of the resale of the shares of common stock offered in this prospectus.

       Our common stock is traded on the Nasdaq National Market under the symbol "COVD." On June 5, 2000, the last reported sale price for our common stock on the Nasdaq National Market was $28.75 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE 10 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                                 --------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------


       You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, "Covad," "we," "us," and "our" refer to Covad Communications Group, Inc., its predecessors and its consolidated subsidiaries.

                                 --------------


                   The date of this prospectus is June , 2000.

                       WHERE YOU CAN FIND MORE INFORMATION

       We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copy of these documents filed as an exhibit to the registration statement or otherwise filed by us with the Securities and Exchange Commission ("SEC") for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

       We are also subject to the informational requirements of the Securities Exchange Act of 1934. In accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. The registration statement, including the attached exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of the registration statement and the reports, proxy and information statements and other information that we file with the SEC may be obtained from the SEC's Internet address at HTTP://WWW.SEC.GOV.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The SEC allows us to "incorporate by reference" into the prospectus the information we have filed with them. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC will automatically update this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the initial filing of this registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

       o our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 as originally filed on March 30, 2000, and as subsequently amended;

       o our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000;

       o our Registration Statement on Form S-4 as originally filed on February 14, 2000, and as subsequently amended.

       o our Current Reports on Form 8-K filed on February 7, 2000, February 22, 2000, March 9, 2000 and March 23, 2000;

       o our Definitive Proxy Statement for our 1999 Annual Meeting of Shareholders dated May 30, 2000;

       o the description of our common stock included in our Registration Statement on Form 8-A, filed January 19, 1999, including all amendments or reports filed for the purpose of updating the description; and

       o our Registration Statement on Form 8-A filed on February 22, 2000, and including any other amendments or reports filed for the purpose of updating such description, in which there is described the terms, rights and provisions applicable to our Stock Purchase Rights Pursuant to a Stockholder Protection Rights Agreement, dated as of February 15, 2000, between the Company and BankBoston, N.A., as Rights Agent.

You may request a copy of these documents, at no cost, by writing or telephoning us at the following address:

                        Covad Communications Group, Inc.
                          Attention: Investor Relations
                                4250 Burton Drive
                          Santa Clara, California 95054
                                 (408) 987-1000

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms such as "believes," "does not believe," "plans," "expects," "intends," "estimates," "anticipates" and other phrases of similar meaning are considered to contain uncertainty and are forward-looking statements.

       Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including under "Risk Factors." You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, in the materials referred to in this prospectus, in the materials incorporated by reference into this prospectus, or in our press releases.

       No forward-looking statement is a guarantee of future performance, and you should not place undue reliance on any forward-looking statement.

                               PROSPECTUS SUMMARY

                        COVAD COMMUNICATIONS GROUP, INC.

OUR COMPANY

       We are a leading provider of broadband communications services to Internet service provider, enterprise, telecommunications carrier and other customers. These services include a range of high-speed, high capacity Internet and network access services using digital subscriber line ("DSL") technology, and related value-added services. Internet service providers purchase our services in order to provide high-speed Internet access to their business and consumer end-users. Enterprise customers purchase our services directly or indirectly from us to provide employees with high-speed remote access to the enterprise's local area network ("RLAN access"), which improves employee productivity and reduces network connection cost. Telecommunications carrier customers purchase our services for resale to their Internet service provider affiliates, Internet users and enterprise customers.

       As of March 31, 2000, we believe we have the nation's largest DSL network with more than 1,100 operational central offices passing over at least 35 million homes and businesses. As of March 31, 2000, we had installed 93,000 DSL based high-speed access lines and received orders for our services from more than 295 Internet service provider, enterprise, and telecommunications carrier customers, including AT&T Corporation ("AT&T"), Concentric Network Corporation, Flashcom, Inc., MindSpring Enterprises, Inc. (now EarthLink, Inc.), Oracle Corporation, Prodigy Communications Corporation, PSINet, Inc., Qwest Communications International Inc., Stanford University, Sun Microsystems, Inc., UUNET Technologies (an MCI WorldCom company) and Verio, Inc.

       By March 31, 2000, we had deployed our network in a total of 62 metropolitan statistical areas. When our 100 metropolitan statistical area build-out is completed, which we expect to be by the end of 2000, our network will pass a total of 46 million homes and businesses, representing 40% of homes and 50% of businesses in the United States.

       We plan to continue to pursue rapid network expansion and installation of high-speed access lines. We also plan to develop a variety of services that are enhanced or enabled by our expanding network by entering into business arrangements with broadband-related service providers in order to bring a variety of value-added service offerings to our customers and their end-users.

OUR MARKET OPPORTUNITY

       We believe that we have a substantial business opportunity for the following reasons:

       o There is a growing market demand for broadband communications services.

       o Broadband communications services are enabling new applications for businesses and consumers.

       o   DSL is a cost-effective technology for broadband communications.

       o The current regulatory environment facilitates the provision of competitive broadband communications service offerings.

OUR COMPETITIVE STRENGTHS

       WE OFFER AN ATTRACTIVE VALUE PROPOSITION COMPARED TO ALTERNATIVE TECHNOLOGIES. For business Internet users, our high-end services offer bandwidth comparable to that offered by T1 and frame relay circuits (which are up to 25 times the speed of most analog modems) at a substantially lower cost than traditional T1 service. For the RLAN market, our mid-range services are three to six times the speed of ISDN lines and up to ten times the speed of most analog modems at monthly rates similar to or lower than those for heavily-used ISDN lines. For consumer Internet users, our consumer services are comparably priced to other services, such as cable modem services, but offer significant advantages in security, network performance and speed.

       WE HAVE LEVERAGED OUR FIRST-MOVER ADVANTAGE TO RAPIDLY EXPAND OUR NETWORK AND GROW OUR NUMBER OF LINES INSTALLED. We were the first to widely roll out DSL services on a commercial basis, making DSL service available for purchase in the San Francisco Bay Area in December 1997. We believe that we have leveraged our first-mover advantage to rapidly expand our network into our targeted metropolitan regions and grow our number of line installations. We believe we have the nation's largest DSL network with more than 1,100 operational central offices passing over more than 35 million homes and businesses. As of March 31, 2000, we had installed a total of 93,000 lines nationwide.

       OUR SERVICES ARE WIDELY AVAILABLE, CONTINUOUSLY CONNECTED AND SECURE. Our strategy of providing blanket coverage in each region we serve is designed to ensure that our services are available to the vast majority of our customers' end-users. Our networks provide a 24-hour continuous connection, unlike ISDN lines and analog modems which require customers to dial-up each time for Internet or RLAN access. Also, because we use dedicated connections from each end-user to the Internet service provider or enterprise network, our customers can reduce the risk of unauthorized access. These factors are important to our customers because any Internet service they market to their end-users must actually be available for them to purchase and be secure enough to not risk their own reputation or business with any security lapses.

       OUR MANAGEMENT TEAM HAS EXTENSIVE INDUSTRY EXPERIENCE. Our management team includes individuals with extensive experience in the data communications, telecommunications and personal computer industries, including Robert Knowling, Jr., Chairman of the Board, President and Chief Executive Officer (former Executive Vice President of Operations and Technology at U S WEST Communications, Inc.), Catherine Hemmer, Executive Vice President and Chief Operations Officer (former Vice President, Network Reliability and Operations at U S WEST Communications, Inc., former General Manager, Network Provisioning at Ameritech Corporation and former Vice President, Network Services at MFS Communications Company, Inc.), Timothy Laehy, Executive Vice President and Chief Financial Officer (former Vice President of Corporate Finance and Treasurer of Leasing Solutions, Inc.), Robert Davenport, III, Executive Vice President, Business Development (former Senior Vice President and Chief Operating Officer of Tele-Communication, Inc.'s Internet Services subsidiary TCI.NET), Joseph Devich, Executive Vice President, Corporate Services (former Vice President, Operations and Technologies Staff of U S WEST Communications, Inc.), Dhruv Khanna, Executive Vice President, General Counsel and Secretary, Jane Marvin, Executive Vice President of Human Resources (former Vice President of Human Resources for the General Business Services unit of Ameritech Corporation), Terry Moya, Executive Vice President, External Affairs (former Vice President and Chief Financial Officer, Capital Management, Network Operations and Technologies at U S West Communications, Inc), and Michael Lach, Executive Vice President, Business Integration (former Vice President, Customer Provisioning and Maintenance of Ameritech Corporation).

OUR BUSINESS STRATEGY

       Our objective is to become the leading nationwide provider of broadband services and a critical element in the proliferation of e-commerce and other applications that are enabled or enhanced by broadband communications. The key elements of our strategy to achieve this objective are as follows:

       EXPAND OUR NETWORK AND ROLL OUT SERVICE RAPIDLY IN OUR TARGETED METROPOLITAN STATISTICAL AREAS. As of March 31, 2000, we introduced our services in 62 of the top metropolitan statistical areas nationwide. We have recently announced our plan to expand our services to a total of 100 metropolitan statistical areas by the end of 2000. In the aggregate, these 100 metropolitan statistical areas cover 40% of homes and 50% of businesses in the United States. In addition, we have recently begun to assess the regulatory and competitive environments in other countries.

       PROVIDE PERVASIVE COVERAGE IN EACH METROPOLITAN STATISTICAL AREA. We are pursuing a blanket coverage strategy of providing service in a substantial majority of the central offices in each region that we enter since our Internet service provider customers desire to market their Internet access services on a region-wide basis. Blanket coverage is also important to our enterprise customers since most of them desire to offer RLAN access to all employees regardless of where they reside. In addition, we believe our presence in 100 metropolitan statistical areas will allow us to better serve our Internet service provider, enterprise, telecommunications carrier and other customers. These customers are increasingly seeking a single supplier in multiple metropolitan areas.

       ESTABLISH AND MAINTAIN SALES AND MARKETING RELATIONSHIPS WITH LEADING INTERNET SERVICE PROVIDERS, TELECOMMUNICATIONS CARRIERS AND OTHER DSL RESELLERS. We principally target Internet service providers, telecommunications carriers and other DSL resellers that can offer their end-users cost and performance advantages for Internet access using our services. We primarily provide connections to Internet service providers, which in turn offer high-speed Internet access using our network. In other cases, we provide wholesale DSL and Internet access services for resale by our customers such as Prodigy Communications Corporation and Juno Online Services. In this way, we:

       o carry the traffic of multiple Internet service providers, telecommunications carriers and other customers in any region, increasing our volume and reducing our costs;

       o leverage our selling efforts through the sales and support staff of these Internet service providers, telecommunications carriers and other customers;

       o offer Internet service providers, telecommunications carriers and other customers an alternative, since the traditional telephone company typically provides its own retail Internet access services in competition with our customers; and

       o provide Internet service providers, telecommunications carriers and other customers a high-speed service offering to compete with cable-based Internet access.

       DEVELOP A NATIONAL BRAND. We believe that we can enhance our competitive position and increase demand for our services by actively developing a positive brand and image for our Company and our services through a combination of television, print and radio advertisements on both a national and local basis. In October 1999, we commenced a significant national advertising campaign in pursuit of this strategy. This branding strategy has created the opportunity for us to provide end-user leads to our existing customers.

       DEVELOP AND COMMERCIALIZE VALUE-ADDED SERVICES. We intend to introduce value-added services to our customers and leverage the value of the network access we offer today. Offering services such as voice over DSL, DSL plus International Protocol (DSL + IP), and our Virtual Broadband Service Provider
(VBSP) offering will allow us to bundle service offerings to our customers and improve the quality of content delivery to their end-users as well as reduce costs. We believe this is an important part of our strategy and will allow us to build upon our success to date in adding and retaining subscribers.

       ACQUIRE AND ENTER INTO BUSINESS ARRANGEMENTS WITH NETWORK AND BROADBAND-RELATED SERVICE PROVIDERS. We believe that the pace of deployment of our network can be increased by acquiring and entering into business arrangements with other network service providers, some of which may be located outside of the United States. We also believe our network deployment will enable the delivery of a variety of broadband-related services and content that are desired by our customers. We expect to make these services available to our customers through acquiring and entering into business arrangements with leading providers of broadband-related services or content. For example, we recently acquired Laser Link.Net, Inc. This acquisition will allow us to better provide DSL and IP services on a wholesale basis and better enable us to serve customers who do not wish to maintain any network facilities.

       TAKE ADVANTAGE OF NEW REGULATORY DEVELOPMENTS. In late 1999, the FCC required the major local phone companies to provide us, and other competitive local carriers, with "line sharing." This would allow us to provide our services over the same telephone wire used by the traditional telephone companies to provide analog voice services. In addition, some of the Ameritech/SBC merger conditions adopted by the FCC in October 1999 also contain provisions on line sharing and provide for reductions in costs for telephone wires in certain circumstances. In many cases, line sharing would allow us to provision our asymmetric DSL services on the same telephone wire as the existing local phone companies' voice service. Currently, we provide our DSL services over a separate additional telephone wire. Asymmetric DSL and standard telephone service can exist on a single line and most, if not all, of the traditional telephone companies provision their own asymmetric services on the same line as existing voice services.

       We see line sharing as an extremely important opportunity for us for three primary reasons. First, line sharing should significantly reduce the monthly recurring charges we incur for telephone wires. Second, line sharing should reduce the time it takes traditional telephone companies to deliver telephone wires because the telephone wire will already exist. Third, line sharing should resolve lack of telephone wire problems that we have encountered when ordering telephone wires in some areas of the country. We have entered into line sharing agreements with U S West

Communications, Inc., BellSouth Corporation and Bell Atlantic Corporation and we are negotiating line sharing arrangements with the remaining major incumbent local telephone carriers. We have started implementing line sharing in several states.

RECENT DEVELOPMENTS

       On January 28, 2000, we completed a private placement of $425.0 million aggregate principal amount of 12% senior notes (the "2000 notes") due 2010. The 2000 notes are unsecured senior obligations of the Company maturing on February 15, 2010 and are redeemable at our option any time after February 15, 2005 at stated redemption prices plus accrued and unpaid interest thereon. Net proceeds from the 2000 notes were approximately $413.3 million, after discounts, commissions and other transaction costs of approximately $11.7 million. The discount and debt issuance costs are being amortized over the life of the 2000 notes. These notes were sold in a private placement under Rule 144A and Regulation S under the Securities Act of 1933, as amended.

       We are currently aware of a Staff Accounting Bulletin entitled SAB 101 "Revenue Recognition in Financial Statements" ("SAB 101"), which was issued in December 1999 by the Securities and Exchange Commission. SAB 101 provides that, in certain circumstances, revenues which are received in the first month of a contract might have to be recognized over an extended period of time, instead of in the first month of the contract. Due to complications surrounding the implementation of SAB 101, the SEC in March 2000 deferred the implementation date of certain provisions of SAB 101 until the quarter ended June 30, 2000, with retroactive application to transactions entered into during the quarter ended March 31, 2000. This extension will allow us and other companies impacted by this Bulletin adequate time to fully understand the broader implications of SAB 101 and to respond accordingly.

       On February 15, 2000 our Board of Directors adopted a Stockholder Protection Rights Plan under which stockholders received one right for each share of our common stock owned by them. The rights become exercisable, in most circumstances, upon the accumulation by a person or group of 15% or more of our outstanding shares of common stock. Each right entitles the holder to purchase from us, as provided by the Stockholder Protection Rights Agreement, one one-thousandth of a share of Participating Preferred Stock, par value $.001 per share, for $400.00, subject to adjustment.

       On March 7, 2000, we announced a 3-for-2 stock split, which was effectuated through a stock dividend. Our common stock began trading on a split adjusted basis on April 3, 2000.

       On March 20, 2000 we completed the acquisition of Laser Link.net, a leading provider of branded internet access, based in Media, Pennsylvania in a transaction to be accounted for as a purchase. Under the acquisition agreement, we issued 6.45 million shares of common stock for all Laser Link.net outstanding shares, plus assumption of all outstanding debt. We anticipate that this acquisition will allow us to provide a turnkey broadband access solution to companies and affinity groups who want to offer broadband Internet services to their customers, members, or affiliates. Laser Link.net currently provides a similar service using dial-up access. The total consideration related to the acquisition is approximately $372.0 million.

       On April 18, 2000, we announced our preliminary operating results for the three months ended March 31, 2000. For the first quarter of 2000 we recorded revenues of $41.8 million, representing a 35% increase over the quarter ended December 31, 1999, a net loss of $107.2 million, and an EBITDA deficit of $75.0 million. We also announced that, during the first quarter, our subscriber lines increased 63% to 93,000 lines, and homes and businesses passed increased to 35 million from 29 million at December 31, 1999.

       On May 12, 2000, we announced the resignation of Robert Roblin, executive vice president of Sales and Marketing, and the appointment of Robert Grant, president and general manager of our Western Sales Region, who will assume Mr. Roblin's role on an interim basis.

       On May 16, 2000, we announced that the American Arbitration Association issued its Intended Award of Damages to us in our arbitration hearings against Pacific Bell for violations of the Telecommunications Act of 1996. The arbitrators awarded us $27.2 million plus attorneys' fees and costs which is in addition to the panel's January 1999 interim decision to award us $257,166 in damages and $474,995 in attorneys' fees and costs. In November 1998, the arbitrators determined that Pacific Bell had violated the Telecomm Act as well as its contract with us by failing to timely deliver collocation space and operable loops.

       On May 17, 2000, we commenced our offer to exchange an aggregate of up to $425.0 million principal amount at maturity of our new 12% Senior Notes due 2010, Series B, which have been registered under the Securities Act of 1933, for an identical principal amount of the issued and outstanding 2000 notes (the "Exchange Offer"). The Exchange Offer will expire at 5:00 P.M., New York City Time, on June 17, 2000, unless extended.

                                  THE OFFERING

Securities offered by the selling
shareholders..............................................      5,536,231 shares of common stock

Common stock outstanding as of
May 15, 2000..............................................      144,849,953 shares(1)

Use of Proceeds...........................................      We will not receive any proceeds from the sale  of the common stock by the  selling  shareholders. SEE "Use of Proceeds."
Risk Factors..............................................      The shares  of common  stock  offered under this prospectus involve a high degree of risk. SEE "Risk Factors."
Nasdaq National Market Symbol.............................      COVD

--------------

(1) This number excludes approximately 40,702,365 shares reserved for issuance in connection with the Company's stock-based compensation plans or for conversion and exchange of the Company's convertible and exchangeable securities.

                                ----------------


       The address of our principal executive office is 4250 Burton Drive, Santa Clara, California 95054, and our telephone number is (408) 987-1000.

       "Covad(TM)," "TeleSpeed(R)," "TeleSurferSM," "The Speed to WorkSM," "The Internet As It Should BeSM" and the Covad logos, names and marks are some of our trademarks and servicemarks. This prospectus contains other product names, trade names and trademarks of ours and of other organizations.

                                  RISK FACTORS

       AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO REVIEWING OTHER INFORMATION IN THIS PROSPECTUS, OUR ANNUAL REPORT ON FORM 10-K AND OTHER DOCUMENTS INCORPORATED HEREIN BY REFERENCE, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS BEFORE DECIDING TO PURCHASE SHARES OF OUR COMMON STOCK. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. WE USE WORDS SUCH AS "ANTICIPATES," "BELIEVES," "PLANS," "EXPECTS," "FUTURE," "INTENDS" AND SIMILAR EXPRESSIONS TO IDENTIFY FORWARD-LOOKING STATEMENTS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THE RISKS DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS. WE DISCLAIM ANY OBLIGATION TO UPDATE INFORMATION CONTAINED IN ANY FORWARD-LOOKING STATEMENT.

OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE WE HAVE A LIMITED OPERATING
HISTORY

       We were incorporated in October 1996 and introduced our services commercially in the San Francisco Bay Area in December 1997. Because of our limited operating history, you have limited operating and financial data upon which to evaluate our business. You should consider that we have the risks of an early stage company in a new and rapidly evolving market. To overcome these risks, we must:

       o   rapidly expand the geographic coverage of our services;

       o attract and retain customers within our existing and in new metropolitan statistical areas;

       o   increase awareness of our services;

       o   respond to competitive developments;

       o   continue to attract, retain and motivate qualified persons;

       o continue to upgrade our technologies in response to competition and market factors;

       o   manage our traditional telephone company suppliers;

       o   rapidly install high-speed access lines;

       o   effectively manage the growth of our operations; and

       o deliver additional value-added services to our customers without causing existing customers to cease reselling our services or reducing the volume or rate of growth of sales of our services.

WE HAVE A HISTORY OF LOSSES AND EXPECT INCREASING LOSSES IN THE FUTURE

       We have incurred substantial losses and experienced negative cash flow each fiscal quarter since our inception. As of March 31, 2000, we had an accumulated deficit of approximately $353.4 million. We intend to increase our capital expenditures and operating expenses in order to expand our business. As a result, we expect to incur substantial additional net losses and substantial negative cash flow for the next several years due to continued development, commercial deployment and expansion of our network. We may also make investments in and acquisitions of businesses that are complementary to ours to support the growth of our business. Our future cash requirements for developing, deploying and enhancing our network and operating our business, as well as our revenues, will depend on a number of factors including:

       o the number of regions entered, the timing of entry and services offered;

       o   network development schedules and associated costs;

       o the rate at which customers and end-users purchase our services and the pricing of such services;

       o the level of marketing required to acquired and retain customers and to attain a competitive position in the market place;

       o the rate at which we invest in engineering and development and intellectual property with respect to existing and future technology; and

       o   unanticipated opportunities.

       In addition, we expect our net losses to increase in the future due to interest and amortization charges related to our 13 1/2% senior discount notes (the "1998 notes") due 2008, our 12 1/2% senior notes (the "1999 notes") due 2009, our 2000 notes and the amortization charges related to our issuance of preferred stock to AT&T Ventures and two affiliated funds ("AT&T Ventures"), NEXTLINK Communications, Inc. ("NEXTLINK") and Qwest Communications International Inc. ("Qwest") in January 1999. For example:

       o Interest and amortization charges relating to the 1998 notes were approximately $22.3 million during the year ending December 31, 1999. These charges will increase each year until the year ending December 31, 2004, during which period the interest and amortization charges will be approximately $36.9 million. This increase is due to the accretion of the 1998 notes to $260 million through March 2003.

       o Interest and amortization charges relating to the 1999 notes were approximately $24.8 million during the year ending December 31, 1999 and will increase slightly each year to approximately $29.3 million during the year ending December 31, 2008.

       o Interest and amortization charges relating to the 2000 notes will be approximately $48.2 million during the year ending December 31, 2000 and will be $52.2 million each following year through the maturity of the notes in February 2010.

       o We recorded intangible assets of $28.7 million associated with the issuance of our preferred stock to AT&T Ventures, NEXTLINK and Qwest. Amortization charges relating to our preferred stock issuance were approximately $8.2 million during the year ending December 31, 1999. These amounts will result in an annual amortization charge of approximately $8.4 million in each of the years in the two-year period ending December 31, 2001.

OUR BUSINESS WILL SUFFER IF OUR INTERNET SERVICE PROVIDERS, TELECOMMUNICATIONS CARRIERS AND OTHER THIRD PARTIES ARE NOT SUCCESSFUL IN MARKETING AND SELLING OUR SERVICES

       We market our Internet access services through Internet service providers, telecommunications carriers and other customers for resale to their business and consumer end-users. To date, a limited number of Internet service providers have accounted for the significant majority of our revenues. As a result, a significant reduction in the number of end-users or revenues provided by one or more of our key Internet service providers could materially harm our operating results in any given period. We expect that our Internet service provider customers and telecommunications carriers will account for the majority of our future market penetration and revenue growth. Our agreements with our customers are generally non-exclusive. Many of our customers also resell services offered by our competitors. In addition, a number of our customers have committed to provide large numbers of end-users in exchange for price discounts. If our customers do not meet their volume commitments or otherwise do not sell our services to as many end-users as we expect, our business will suffer.

       In addition, we entered into commercial agreements with each of AT&T, NEXTLINK and Qwest and Healtheon/WebMD Corporation ("WebMD").
Our agreements with AT&T, NEXTLINK and Qwest provide for the purchase and resale of our services, primarily to their small business and enterprise customers. Our agreement with WebMD provides that we will be WebMD's preferred provider of broadband connectivity offering physician subscribers web-based multimedia and communication services designed to enhance their practices. To date, these relationships have not generated significant line orders. We cannot predict the number of line orders that AT&T, NEXTLINK, Qwest or WebMD will generate, if any, or whether line orders will be below our expectations. In addition, these and future relationships we may establish with other third parties may not result in significant line orders or revenues.

OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE IN FUTURE PERIODS AND, MAY FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS

       Our annual and quarterly operating results are likely to fluctuate significantly in the future as a result of numerous factors, many of which are outside of our control. These factors include:

       o the timing and willingness of traditional telephone companies to provide us with central office space and the prices, terms and conditions on which they make available the space to us;

       o the amount and timing of capital expenditures and other costs relating to the expansion of our network and the marketing of our services;

       o delays in the commencement of operations in new regions and the generation of revenue because certain network elements have lead times that are controlled by traditional telephone companies and other third parties;

       o the ability to develop and commercialize new services by us or our competitors;

       o the ability to deploy on a timely basis our services to adequately satisfy end-user demand;

       o   our ability to successfully operate our network;

       o   the rate at which customers subscribe to our services;

       o decreases in the prices for our services due to competition, volume-based pricing and other factors;

       o our ability to retain Internet service provider, enterprise and telecommunications carrier customers and limit end-user churn rates;

       o the mix of line orders between consumer end-users and business end-users (which typically have higher margins);

       o the success of our relationships with AT&T, NEXTLINK, Qwest and WebMDand other potential third parties in generating significant end-user demand;

       o the development and operation of our billing and collection systems and other operational systems and processes;

       o the rendering of accurate and verifiable bills by our traditional telephone company suppliers and resolution of billing disputes;

       o the incorporation of enhancements, upgrades and new software and hardware products into our network and operational processes that may cause unanticipated disruptions; and

       o the interpretation and enforcement of regulatory developments and court rulings concerning the 1996 Telecommunications Act, interconnection agreements and the anti-trust laws.

       As a result, it is likely that in some future quarters our operating results will be below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would likely decline.

WE CANNOT PREDICT WHETHER WE WILL BE SUCCESSFUL BECAUSE OUR BUSINESS STRATEGY IS LARGELY UNPROVEN

       We believe that we were the first competitive telecommunications company to widely provide high-speed Internet and network access using DSL technology. To date, our business strategy remains significantly unproven. To be successful, we must develop and market services that achieve broad commercial acceptance by Internet service provider, enterprise and telecommunications carrier customers in our targeted metropolitan statistical areas. Because our business and the demand for high-speed digital communications services are in the early stages of development, we are uncertain whether our services will achieve broad commercial acceptance.

       It is uncertain whether our strategy of selling and providing our service through Internet service providers, telecommunication carriers and others will be successful. This strategy creates marketing, operational and other challenges and complexities that are less likely to appear in the case of a single entity providing integrated DSL and ISP services. For example, cable modem service providers, such as Excite@Home Corporation and Time Warner, Inc., market, sell and provide high-speed services, Internet access and content services on an integrated basis. Also, our new DSL + IP and VBSP services may adversely affect our relationship with our current ISP customers, since we will be providing some of the services that they provide. We do not anticipate that this will have a substantial adverse effect on our relationship with our ISP customers because we will be able to provide our ISP customers with these additional services at a lower cost then they would pay if they developed these additional services internally.

       Two recently-announced mergers and acquisitions--between America Online, Inc. and Time Warner, Inc., and between NEXTLINK and Concentric Network Corporation--highlight a growing trend among service providers and telecommunications carriers to combine the marketing, selling and provision of high-speed data transmission services, Internet access and content services. While we do not believe that such combined entities providing integrated services will adversely affect our business, no assurance can be given that such combinations will not ultimately have such an adverse effect. Further, no assurance can be given that additional acquisitions of Internet service providers by traditional and local competitive telecommunications carriers, and other strategic alliances between such entities, will not harm our business.

       In light of our acquisition of Laser Link.Net, Inc. and other changes we have made in our business to provide Internet access services on a wholesale basis to Internet service providers, such as Prodigy Communications Corporation and Juno On-Line, some of our existing Internet service provider customers may perceive us as a potential or actual competitor instead of as a supplier. Such Internet service providers may therefor reduce the volume or the rate of growth of the sales of our services, or may cease to resell our services. No assurance can be given that our provision of additional services, even on a wholesale-only basis, will not alienate some or all of our existing customers and thus harm our business.

WE MAY EXPERIENCE DECREASING PRICES FOR OUR SERVICES, WHICH MAY IMPAIR OUR ABILITY TO ACHIEVE PROFITABILITY OR POSITIVE CASH FLOW

       We may experience decreasing prices for our services due to competition, volume-based pricing, an increase in the proportion of our revenues generated by our consumer services and other factors. Currently, we charge higher prices for some of our services than some of our competitors do for their similar services. As a result, we cannot assure you that our customers and their end-user customers will select our services over those of our competitors. In addition, prices for digital communications services in general have fallen historically, and we expect this trend to continue. We have provided and expect in the future to provide price discounts to customers that commit to sell our services to a large number of their end-user customers. Our consumer-grade services have lower prices than our business-grade services. As a result, expected increases in the percentage of our revenues which we derive from our consumer services will likely reduce our overall profit margins. We also expect to reduce prices periodically in the future to respond to competition and to generate increased sales volume. As a result, we cannot predict whether demand for our services will exist at prices that enable us to achieve profitability or positive cash flow.

OUR OPERATING RESULTS WILL SUFFER IF OUR ENTERPRISE CUSTOMERS DO NOT ROLL OUT OUR SERVICES FOLLOWING THEIR INITIAL PHASE OF DEPLOYING OUR SERVICES.

       Our practice with respect to our enterprise customers has been to enter into an arrangement to install our service initially for a small number of end-users. An enterprise customer decides whether to implement a broad roll out of our services after evaluating the results of this initial phase of deployment. Based on our experience to date, we believe that an enterprise customer's initial phase of deployment and its decision to roll out our service to additional end-users has taken at least six months, and has generally taken longer than we originally expected. As of March 31, 2000, a substantial majority of our enterprise customers had not yet rolled out our services broadly to their employees, and it is not certain when such rollouts will occur, if at all. We will not receive significant revenue from enterprise customers until and unless these rollouts occur. During this lengthy sales cycle we incur significant expenses in advance of the receipt of revenues. Therefore, if enterprise customers do not to roll out our services, it will have a materially adverse effect on our business, prospects, operating results and financial condition.

OUR FAILURE TO MANAGE OUR GROWTH EFFECTIVELY MAY DELAY OUR NETWORK EXPANSION AND SERVICE ROLLOUT

       Our strategy is to significantly expand our network within our existing metropolitan statistical areas and to deploy our network in substantially all of our 100 targeted metropolitan statistical areas by the end of 2000. The execution of this strategy involves:

       o   obtaining the required government authorizations;

       o identifying, accessing and initiating service in key central offices within existing and target regions;

       o designing, maintaining and upgrading adequate operational support, billing and collection systems;

       o obtaining central office space and maintaining connections between central offices;

       o obtaining phone lines and electronic ordering facilities from our traditional telephone company suppliers on a timely basis; and

       o entering into and renewing interconnection agreements with the appropriate traditional telephone companies on satisfactory terms and conditions.

       To accomplish this strategy, we must, among other things:

       o market to and acquire a substantial number of customers and end-users;

       o continue to implement and improve our operational, financial and management information systems, including our client ordering, provisioning, dispatch, trouble ticketing and other operational systems as well as our billing, accounts receivable and payable tracking, collection, fixed assets and other financial management systems;

       o hire and train additional qualified management and technical personnel;

       o manage and resolve any disputes which may arise with our traditional telephone company suppliers;

       o establish and maintain relationships with third parties to market and sell our services, install network equipment and provide field service; and

       o   continue to expand and upgrade our network infrastructure.

       We may be unable to do these things successfully. As a result, we may be unable to deploy our network as scheduled or achieve the operational growth necessary to achieve our business strategy.

       Our growth has placed, and is expected to continue to place, significant demands on our management and operational resources. We expect to continue to significantly increase our employee base to support the deployment of our network. We also expect to implement system upgrades, new software systems and other enhancements, which could cause disruption and dislocation in our business. If we are successful in implementing our marketing strategy, we may have difficulty responding to demand for our services and technical support in a timely manner and in accordance with our customers' expectations. We expect these demands to require the addition of new management personnel and the increased outsourcing of Company functions to third parties. We may be unable to do this successfully, in which case we could experience a reduction in the growth of our line orders and therefore our revenues.

       In February to March 2000, we deployed new software systems that caused some disruption to our business while enhancing the productivity and efficiency of certain operational practices. Future changes in our processes that we introduce or we are required to introduce as a result of our arrangements with the traditional telephone companies could cause similar or more serious disruption to our ability to provide our services and to our overall business.

       Thus far we have electronically linked our own ordering software systems to the software systems of only one of the traditional telephone companies. Such electronic linkage is essential for us to successfully place a large volume of orders for access to telephone wires. There is no assurance that we will be successful in electronically linking our software system to those of all of the traditional telephone companies who we rely on for the supply of access to their telephone wires. Our failure to electronically link our systems with those of all major traditional telephone companies would severely harm our ability to provide our services in large volume to our customers.

REJECTIONS OF OUR APPLICATIONS FOR CENTRAL OFFICE SPACE BY TRADITIONAL TELEPHONE COMPANIES ARE LIKELY TO DELAY THE EXPANSION OF OUR NETWORK AND THE ROLL OUT OF OUR SERVICES

       We must secure physical space from traditional telephone companies for our equipment in their central offices in order to provide our services in our targeted metropolitan statistical areas. In the past, we have experienced rejections of our applications to secure this space in many central offices, and we continue to receive rejections in some central offices.

       We expect that, as we proceed with our deployment, we will face additional rejections of our applications for central office space in our other targeted metropolitan statistical areas. These rejections have in the past resulted, and could in the future result, in delays and increased expenses in the rollout of our services in our targeted metropolitan statistical areas, including delays and expenses associated with engaging in legal proceedings with the traditional telephone companies. This has harmed our business and is likely to continue to harm our business in the future periods.

       We face other challenges in dealing with the traditional telephone companies:

       o there may be real limitations on the availability of central office space in certain central offices;

       o they frequently claim lack of available facilities when asked by us to provide connections between central offices and telephone wires to end-users;

       o they frequently fail to promise delivery of, and actually deliver, properly connected telephone wires to our end-users on time;

       o they frequently do not cooperate in providing us with relevant telephone wire information such as the length of the wire;

       o they frequently do not deploy and provide us with integrated software systems that allow us to seamlessly place large volumes of orders for telephone lines; and

       o they frequently do not cooperate in maintaining and resolving problems relating to delivery of telephone lines.

       We are engaged in a variety of negotiations, regulatory disputes and legal actions to resolve these situations. We may be unable to resolve these matters successfully.

       The Federal Communications Commission ("FCC") has been reviewing the policies and practices of the traditional telephone companies with the goal of facilitating the efforts of competitive telecommunications companies to obtain central office space and telephone wires more easily and on more favorable terms. On March 31, 1999, the FCC adopted rules to make it easier and less expensive for competitive telecommunications companies to obtain central office space and to require traditional telephone companies to make new alternative arrangements for obtaining central office space. However, the FCC's new rules have not been uniformly implemented in a timely manner, may not ultimately enhance our ability to obtain central office space, and have been subject to litigation.

       Moreover, in March 2000, a federal appeals court struck portions of the FCC's new rules, and has required the FCC to reconsider and review those rules. In particular, the appeals court has required the FCC to revise its rules concerning the types of equipment that we may collocate on the traditional telephone company premises and the steps that traditional telephone companies may take to separate their equipment from our equipment. The traditional telephone companies may implement the court's ruling and any subsequent FCC rules in a manner that impairs our ability to obtain collocation space and collocate the equipment of our choice on their premises. Such actions by the traditional telephone companies could adversely affect our business and disrupt our existing network design, configuration and services.

CHARGES FOR UNBUNDLED NETWORK ELEMENTS ARE OUTSIDE OF OUR CONTROL BECAUSE THEY ARE PROPOSED BY THE TRADITIONAL TELEPHONE COMPANIES AND ARE SUBJECT TO COSTLY REGULATORY APPROVAL PROCESSES

       Traditional telephone companies provide the unbundled DSL-capable lines or telephone wires that connect each end-user to our equipment located in the central offices. The 1996 Telecommunications Act generally requires that charges for these unbundled network elements be cost-based and nondiscriminatory. The nonrecurring and recurring monthly charges for DSL-capable lines (telephone wires) that we require vary greatly. These rates are subject to the approval of the state regulatory commissions. The rate approval processes for DSL-capable lines and other unbundled network elements typically involve a lengthy review of the rates proposed by the traditional telephone companies in each state. The ultimate rates approved typically depend on the traditional telephone company's initial rate proposals and the policies of the state public utility commission. These rate approval proceedings are time-consuming and expensive. Consequently, we are subject to the risk that the non-recurring and recurring charges for DSL-capable lines and other unbundled network elements will increase based on rates proposed by the traditional telephone companies and approved by state regulatory commissions from time to time, which would harm our operating results.

THE FAILURE OF TRADITIONAL TELEPHONE COMPANIES TO ADEQUATELY PROVIDE TRANSMISSION FACILITIES AND PROVISION TELEPHONE WIRES IS LIKELY TO IMPAIR OUR ABILITY TO INSTALL LINES AND ADVERSELY AFFECT OUR GROWTH RATE

       We interconnect with and use traditional telephone companies' networks to service our customers. This presents a number of challenges because we depend on traditional telephone companies:

       o to use their technology and capabilities to meet certain telecommunications needs of our customers and to maintain our service standards;

       o to cooperate with us for the provision and maintenance of transmission facilities; and

       o to provide the services and network components that we order, for which they depend significantly on unionized labor. Labor issues have in the past, and may in the future, hurt the telephone companies' performance.

       Our dependence on the traditional telephone companies has caused and could continue to cause us to encounter delays in establishing our network and providing higher speed DSL services. We rely on the traditional telephone companies to provision telephone wires to our customers and end-users. We must establish efficient procedures for ordering, provisioning, maintaining and repairing large volumes of DSL capable lines from the traditional telephone companies. We must also establish satisfactory electronic billing and payment arrangements with the traditional telephone companies. We may not be able to do these things in a manner that will allow us to retain and grow our customer and end-user base.

       It has been and continues to be our experience that, at any given time, one or more of the traditional telephone companies will fail to deliver the central office space, transmission facilities, telephone wires or other elements, features and functions that our business requires. For example, the traditional telephone companies currently are significantly impairing our ability to efficiently install our services, and this has adversely affected the growth in the volume of orders we receive. The failure of the traditional telephone companies to consistently and adequately deliver operable telephone wires to us on time has significantly contributed to an increase in the backlog of uninstalled orders. The continued inadequate performance of the traditional telephone companies could slow the growth in our revenues and reduce the growth in orders placed by our customers, which could materially harm our business.

       On November 18, 1999, the FCC decided that the traditional local telephone companies must provide us and other competitive local exchange carriers with access to line sharing. This would allow us to provide our services over the same telephone wire used by the traditional telephone companies to provide analog voice services. The FCC has directed the traditional local telephone companies to enter into agreements with competitors, such as ourselves, and take the necessary steps to provide such access by mid-2000. However, it is unclear whether the traditional telephone companies will provide us with such access in a meaningful way this year.

       Although we have entered into interim line sharing agreements with Bell Atlantic Corporation, Bell South Corporation and US West Communications, Inc., the permanent rates, terms and conditions of line sharing access have not yet been mutually agreed to between the traditional local phone companies and us. State commissions have not yet arbitrated disputes or set line sharing rates in connection with failed negotiations between traditional local phone companies and us. The efforts of traditional local telephone companies to provide us with line sharing may inadvertently or purposefully cause disruption and dislocation to our existing processes for obtaining full telephone lines and our ability to provide our services.

WE DEPEND ON THE TRADITIONAL TELEPHONE COMPANIES FOR THE QUALITY AND AVAILABILITY OF THE TELEPHONE WIRES THAT WE USE

       We depend significantly on the quality and availability of the traditional telephone companies' telephone wires, shared lines and the traditional telephone companies' maintenance of such wires. We may not be able to obtain the telephone wires and the services we require from the traditional telephone companies at satisfactory quality levels, rates, terms and conditions. Our inability to do so could delay the expansion of our network and degrade the quality of our services to our customers.

OUR BUSINESS WILL SUFFER IF OUR INTERCONNECTION AGREEMENTS ARE NOT RENEWED OR IF THEY ARE MODIFIED ON UNFAVORABLE TERMS

       We are required to enter into and implement interconnection agreements in each of our targeted metropolitan statistical areas with the appropriate traditional telephone companies in order to provide service in those regions. We have not yet entered into all of the interconnection agreements we require to complete our 100 metropolitan statistical area build-out. We may be unable to timely enter into these agreements, which is prerequisite for us to provide service in those areas. Many of our existing interconnection agreements have a maximum term of three years. Therefore, we will have to renegotiate these agreements with the traditional telephone companies when they expire. We may not succeed in extending or renegotiating them on favorable terms or at all.

       Additionally, disputes have arisen and will continue to arise in the future as a result of differences in interpretations of the interconnection agreements. For example, we are in litigation proceedings with certain of the traditional telephone companies. These disputes have delayed the deployment of our network, and resolution of the litigated matters will cause us ongoing expenditure of money and management time. They may have also negatively affected our service to our customers and our ability to enter into additional interconnection agreements with the traditional telephone companies in other states. In addition, the interconnection agreements are subject to state commission, FCC and judicial oversight. These government authorities may modify the terms of the interconnection agreements in a way that harms our business.

THE MARKETS WE FACE ARE HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY, ESPECIALLY AGAINST ESTABLISHED INDUSTRY COMPETITORS WITH SIGNIFICANTLY GREATER FINANCIAL RESOURCES

       The markets we face for business and consumer Internet access and RLAN access services are intensely competitive. We expect that these markets will become increasingly competitive in the future. In addition, the traditional telephone companies dominate the current market and have a monopoly on telephone wires. We pose a competitive risk to the traditional telephone companies and, as both our competitors and our suppliers, they have the ability and the motivation to harm our business. We also face competition from cable modem service providers, competitive telecommunications companies traditional and new national long distance carriers, Internet service providers, on-line service providers and wireless and satellite service providers. Many of these competitors have longer operating histories, greater name recognition, better strategic relationships and significantly greater financial, technical or marketing resources than we do. As a result, these competitors:

       o may be able to develop and adopt new or emerging technologies and respond to changes in customer requirements or devote greater resources to the development, promotion and sale of their products and services more effectively than we can;

       o   may form new alliances and rapidly acquire significant market share;
           and

       o may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing high-speed digital services.

       The intense competition from our competitors, including the traditional telephone companies, the cable modem service providers and the competitive telecommunications companies could harm our business.

       The traditional telephone companies represent the dominant competition in all of our target service areas, and we expect this competition to intensify. For example, they have an established brand name and reputation for high quality in their service areas, possess sufficient capital to deploy DSL equipment rapidly, have their own telephone wires and can bundle digital data services with their existing analog voice services to achieve economies of scale in serving customers. Certain of the traditional telephone companies have aggressively priced their consumer DSL services as low as $19-$29 per month, placing pricing pressure on our TeleSurfer services. While we may be allowed to provide our data services over the same telephone wires that they provide analog voice services, we may be unable to obtain this ability. Even if we do obtain this ability, there is no assurance that we will be permitted to provide our services in this manner without running into operational or technical obstacles; including those created by the traditional telephone companies. Further, they can offer service to end-users from certain central offices where we are unable to secure central office space and offer service. Accordingly, we may be unable to compete successfully against the traditional telephone companies.

       Cable modem service providers, such as Excite@Home Corporation and MediaOne, the broadband services arm of MediaOne Group (formerly U S West Media Group), and their respective cable partners, are deploying high-speed Internet access services over coaxial cable networks. Where deployed, these networks provide similar, and in some cases, higher-speed Internet access and RLAN access than we provide. They also offer these services at lower price points than our TeleSurfer services. As a result, competition with the cable modem service providers may have a significant negative effect on our ability to secure customers and may create downward pressure on the prices we can charge for our services.

       Many competitive telecommunications companies offer high-speed data services using a business strategy similar to ours. Some of these competitors have begun offering DSL-based access services and others are likely to do so in the future. In addition, some competitive telecommunications companies have extensive fiber networks in many metropolitan areas primarily providing high-speed digital and voice circuits to large corporations, and have interconnection agreements with traditional telephone companies pursuant to which they have acquired central office space in many of our existing and target markets. Further, certain of our customers have made investments in our competitors. As a result of these factors, we may be unsuccessful in generating a significant number of new customers or retaining existing customers.

OUR LEVERAGE IS SUBSTANTIAL AND WILL INCREASE, MAKING IT MORE DIFFICULT TO RESPOND TO CHANGING BUSINESS CONDITIONS

       After giving effect to the issuance of the 2000 notes, as of March 31, 2000 we had approximately $824.8 million of long-term obligations (including current portion), which consists primarily of the 1998 notes, the 1999 notes and the 2000 notes. Because the 1998 notes accrete to $260 million through March 2003, we will become increasingly leveraged until then, whether or not we incur new indebtedness in the future. We may also incur additional indebtedness in the future, subject to certain restrictions contained in the indentures governing the 1998 notes, the 1999 notes and the 2000 notes, to finance the continued development, commercial deployment and expansion of our network and for funding operating losses or to take advantage of unanticipated opportunities. The degree to which we are leveraged could have important consequences. For example, it could:

       o materially limit or impair our ability to obtain additional financing or refinancing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

       o require us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which reduces the availability of cash flow to fund working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

       o limit our ability to redeem the 1998 notes, the 1999 notes and the 2000 notes in the event of a change of control; and

       o increase our vulnerability to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SERVICE OUR INDEBTEDNESS; OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL

       We expect to continue to generate substantial net losses and negative cash flow for at least the next several years. We may be unable to maintain a level of cash flow from operations sufficient to permit us to pay the principal and interest on our current indebtedness and the 2000 notes, and any additional indebtedness we may incur. The 1998 notes accrete to $260 million through March 2003 and we must begin paying cash interest on those notes in September 2003. We have provided for the first six payments on the 1999 notes by setting aside approximately $74.1 million in government securities to fund such payments. We began paying cash interest on the 1999 notes in August 1999 and will begin paying cash interest on the 2000 notes in August 2000.

       Our ability to make scheduled payments with respect to indebtedness will depend upon, among other things:

       o   our ability to achieve significant and sustained growth in cash flow;

       o   the rate and success of the commercial deployment of our network;

       o   successful operation of our network;

       o the market acceptance, customer demand, rate of utilization and pricing for our services;

       o our ability to successfully complete development, upgrades and enhancements of our network;

       o   and our ability to complete additional financings, as necessary.

       Each of these factors is affected by economic, financial, competitive and other factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to service our indebtedness, we may have to reduce or delay network deployments, restructure or refinance our indebtedness or seek additional equity capital, strategies that may not enable us to service and repay our indebtedness. Any failure to satisfy our obligations with respect to the 1998 notes, the 1999 notes or the 2000 notes at or before maturity would be a default under the related indentures and could cause a default under agreements governing our other indebtedness. If such defaults occur, the holders of the indebtedness would have enforcement rights, including the right to accelerate payment of the entire amount of the debt and the right to commence an involuntary bankruptcy proceeding against us.

OUR INTELLECTUAL PROPERTY PROTECTION MAY BE INADEQUATE TO PROTECT OUR PROPRIETARY RIGHTS, AND WE MAY BE SUBJECT TO INFRINGEMENT CLAIMS

       We regard certain aspects of our products, services and technology as proprietary. We attempt to protect them with patents, copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. These methods may not be sufficient to protect our technology. We also generally enter into confidentiality or license agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, or to develop similar technology independently.

       Currently, we have been issued one patent and we have a number of additional patent applications pending. We intend to prepare additional applications and to seek patent protection for our systems and services. These patents may not be issued to us. If issued, they may not protect our intellectual property from competition. Competitors could seek to design around or invalidate these patents.

       Effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The global nature of the Internet makes it virtually impossible to control the ultimate destination of our proprietary information. The steps that we have taken may not prevent misappropriation or infringement of our technology. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could harm our business.

       In addition, others may sue us with respect to infringement of their intellectual property rights. Last year we were sued by Bell Atlantic for an alleged infringement of a patent issued to them September 1998 entitled "Variable Rate and Variable Mode Transmission System." Although the court recently held that we do not infringe Bell Atlantic's patent, Bell Atlantic is seeking reconsideration of this ruling and this ruling is still subject to appeal. As litigation is inherently unpredictable, there is no guarantee that we will prevail on a motion for reconsideration or on an appeal of this ruling. An unfavorable outcome on appeal of this ruling, or in any other lawsuit that may be brought against us, could limit our ability to provide all our services and require us to pay damages, which could significantly harm our business.

WE WILL NEED ADDITIONAL FUNDS IN THE FUTURE IN ORDER TO CONTINUE TO GROW OUR BUSINESS

       We believe our current capital resources combined with the proceeds of this offering will be sufficient for our funding and working capital requirements for the deployment and operation of our network for at least the next twelve months. Thereafter, we may be required to raise additional capital through the issuance of debt or equity financings. We may choose to raise additional capital sooner, depending on market conditions. The actual amount and timing of our future capital requirements will depend upon a number of factors, including:

       o the number of geographic areas targeted and entered and the timing of entry and services offered;

       o   network deployment schedules and associated costs;

       o the rate at which customers and end-users purchase our services and the pricing of such services;

       o the level of marketing required to acquire and retain customers and to attain a competitive position in each region we enter;

       o the rate at which we invest in engineering and development and intellectual property with respect to existing and future technology; and

       o investment opportunities in complementary businesses, acquisitions or other opportunities.

       We also may be unsuccessful in raising sufficient capital at all or on terms that we consider acceptable. If this happens, our ability to continue to expand our business or respond to competitive developments would be impaired.

       In addition, indentures governing our existing indebtedness contain covenants that may restrict our business activities and our ability to raise additional funds. As a result, we may not be able to undertake certain activities which management believes are in our best interest to develop our business. We also may be unable to raise as much additional funding through the issuance of debt securities as we may need in the future. This could require us to raise funding through the issuance of equity securities or amend our indentures, which we may be unable to do on acceptable terms.

THE SCALABILITY AND SPEED OF OUR NETWORK REMAIN LARGELY UNPROVEN

       As of March 31, 2000, we had deployed our network in a total of 62 metropolitan statistical areas, many of which have been deployed only in the last several months. As a result, the ability of our DSL networks and operational support systems to connect and manage a substantial number of online end-users at high speeds is still unknown. Consequently, there remains a risk that we may not be able to scale our network and operational support systems up to our expected end-user numbers while achieving superior performance. Peak digital data transmission speeds currently offered across our DSL networks are
1.5 megabits per second downstream. However, the actual data transmission speeds over our network could be significantly slower and will depend on a variety of factors, including:

       o   the type of DSL technology deployed;

       o   the distance an end-user is located from a central office;

       o   the configuration of the telecommunications line being used;

       o quality of the telephone wires provisioned by traditional telephone companies; and

       o   our operational support systems which manage our network.

       As a result, our network may be unable to achieve and maintain the highest possible digital transmission speed. Our failure to achieve or maintain high-speed digital transmissions would significantly reduce customer and end-user demand for our services.

INTERFERENCE IN THE TRADITIONAL TELEPHONE COMPANIES' COPPER PLANT COULD DEGRADE THE PERFORMANCE OF OUR SERVICES

       Certain tests indicate that some types of DSL technology may cause interference with, and be interfered with by other signals present in a traditional telephone company's copper plant, usually with lines in close proximity. In addition, as we continue to implement line sharing with the traditional local telephone companies, our deployment of our ADSL data services could interfere with the voice services of the traditional local telephone companies carried over the same line or adjacent lines. If it occurs, such interference could cause degradation of performance of our services or the services of the traditional local telephone companies and render us unable to offer our services on selected lines. The amount and extent of such interference will depend on the condition of the traditional telephone company's copper plant and the number and distribution of DSL and other signals in such plant and cannot now be ascertained.

       When interference occurs, it is difficult to detect. The procedures to resolve interference issues between competitive telecommunications companies and traditional telephone companies are still being developed and may not be effective. In the past we have agreed to interference resolution procedures with certain traditional telephone companies. However, we may be unable to successfully negotiate similar procedures with other traditional telephone companies in future interconnection agreements or in renewals of existing interconnection agreements. In addition, the failure of the traditional telephone companies to take timely action to resolve interference issues could harm the provision of our services. If our TeleSpeed and TeleSurfer services cause widespread network degradation or are perceived to cause that type of interference, actions by the traditional telephone companies or state or federal regulators could harm our reputation, brand image, service quality, customer satisfaction and retention, and overall business. Moreover, ostensible interference concerns have in the past been, continue to currently and may in the future be used by the traditional telephone companies as a pretext to delay the deployment of our services and otherwise harm our business.

A SYSTEM FAILURE COULD DELAY OR INTERRUPT SERVICE TO OUR CUSTOMERS

       Our operations depend upon our ability to support our highly complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, excessive sustained or peak user demand, telecommunications failures, network software flaws, transmission cable cuts and similar events. The occurrence of a natural disaster or other unanticipated problem at our network operations center or any our regional data centers could cause interruptions in our services. Additionally, failure of a traditional telephone company or other service provider, such as competitive telecommunications companies, to provide communications capacity that we require, as a result of a natural disaster, operational disruption any other reason, could cause interruptions in our services. Any damage or failure that causes interruptions in our operations could harm our business.

A BREACH OF NETWORK SECURITY COULD DELAY OR INTERRUPT SERVICE TO OUR CUSTOMERS

       Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet service provider, telecommunications carrier and corporate networks have in the past experienced, and may in the future experience, interruptions in service as a result of accidental or intentional actions of Internet users, current and former employees and others. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems of our customers and the customers' end-users. This might result in liability to our customers and also might deter potential customers. We intend to implement security measures that are standard within the telecommunications industry and newly developed security measures. We have not done so yet and may not implement such measures in a timely manner. Moreover, if and when implemented, such measures may be circumvented, and eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers and such customers' end-users, which could harm our business.

WE DEPEND ON A LIMITED NUMBER OF THIRD PARTIES FOR EQUIPMENT SUPPLY AND INSTALLATION

       We rely on outside parties to manufacture our network equipment. This equipment includes:

       o   digital subscriber line access multiplexers;

       o   customer premise equipment modems;

       o   network routing and switching hardware;

       o   network management software;

       o   systems management software; and

       o   database management software.

       As we sign additional service contracts, we will need to increase significantly the amount of manufacturing and other services supplied by third parties in order to meet our contractual commitments. For example, we have a service arrangement with Lucent Technologies Inc. to increase our ability to install our central office facilities and associated equipment.

       We have in the past experienced supply problems with certain of our vendors. These vendors may not be able to meet our needs in a satisfactory and timely manner in the future. In addition, we may not be able to obtain additional vendors when needed. We have identified alternative suppliers for technologies that we consider critical. However, it could take us a significant period of time to establish relationships with alternative suppliers for critical technologies and substitute their technologies into our network.

       Our reliance on third-party vendors involves additional risks, including:

       o   the absence of guaranteed capacity; and

       o reduced control over delivery schedules, quality assurance, production yields and costs.

       The loss of any of our relationships with these suppliers could harm our business.

OUR SUCCESS DEPENDS ON OUR RETENTION OF CERTAIN KEY PERSONNEL, OUR ABILITY TO HIRE ADDITIONAL KEY PERSONNEL AND THE MAINTENANCE OF GOOD LABOR RELATIONS

       We depend on the performance of our executive officers and key employees. In particular, our senior management has significant experience in the data communications, telecommunications and personal computer industries, and the loss of any of them could negatively affect our ability to execute our business strategy. Additionally, we do not have "key person" life insurance policies on any of our employees.

       Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical, sales, marketing, legal and managerial personnel in connection with our expansion within our existing regions and the deployment, legal and marketing of our network into targeted regions. Competition for such qualified personnel is intense. This is particularly the case in software development, network engineering and product management. We also may be unable to attract, assimilate or retain other highly qualified technical, operations, sales, marketing and managerial personnel. Our business will be harmed if we cannot attract the necessary technical, sales, marketing and managerial personnel. In addition, in the event that our employees unionize, we could incur higher ongoing labor costs and disruptions in our operations in the event of a strike or other work stoppage.

WE HAVE AND MAY MAKE ACQUISITIONS OF COMPLEMENTARY TECHNOLOGIES OR BUSINESSES IN THE FUTURE, WHICH MAY DISRUPT OUR BUSINESS AND BE DILUTIVE TO OUR EXISTING STOCKHOLDERS

       In addition to our acquisition of Laser Link.Net, Inc., we intend to consider acquisitions of businesses and technologies in the future on an opportunistic basis. Acquisitions of businesses and technologies involve numerous risks, including the diversion of management attention, difficulties in assimilating the acquired operations, loss of key employees from the acquired company, and difficulties in transitioning key customer relationships. In addition, these acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time expenses and the creation of goodwill or other intangible assets that result in significant amortization expense. Any of these factors could materially harm our business or our operating results in a given period.

AN ECONOMIC DOWNTURN COULD ADVERSELY IMPACT DEMAND FOR OUR SERVICES

       In the last few years the general health of the economy, particularly the California economy, has been relatively strong and growing, a consequence of which has been increasing capital spending by individuals and growing companies to keep pace with rapid technological advances. To the extent the general economic health of the United States or of California declines from recent historically high levels, or to the extent individuals or companies fear such a decline is imminent, such individuals and companies may reduce, in the near term, expenditures such as those for our services. Any such decline or concern about an imminent decline could delay decisions among certain of our customers to roll out our services or could delay decisions by prospective customers to make initial evaluations of our services. Such delays would have a material adverse effect on our business, prospects, operating results and financial condition.

OUR STOCK PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE

       The trading price of our common stock has been and is likely to continue to be highly volatile. Our stock price could fluctuate widely in response to factors such as the following:

       o   actual or anticipated variations in quarterly operating results;

       o announcements of new products or services by us or our competitors or new competing technologies;

       o   the addition or loss of ISP or enterprise customers or subscribers;

       o changes in financial estimates or recommendations by securities analysts,

       o the adoption of new, or changes in existing, accounting rules, guidelines and practices, which may materially impact our financial statements and may materially alter the expectations of securities analysts or investors;

       o conditions or trends in the telecommunications industry, including regulatory developments;

       o   growth of the Internet and online commerce industries;

       o announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

       o   additions or departures of key personnel;

       o future equity or debt offerings or our announcements of such offerings;

       o   general market and general economic conditions; and

       o   other events or factors, many of which are beyond our control.

       With respect to changes in accounting rules, guidelines or practices, Staff Accounting Bulletin 101 entitled "Revenue Recognition in Financial Statements," was issued in December 1999 by the Securities and Exchange Commission. SAB 101 provides that, in certain circumstances, revenues which are received in the first month of a contract might have to be recognized over an extended period of time, instead of in the first month of the contract. The full impact of SAB 101 on us has not yet been determined.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE

       Sales of a substantial number of shares of our common stock in the public market, or the appearance that such shares available for sale, could adversely affect the market price for our common stock. As of May 15, 2000, we had 144,849,953 shares of common stock outstanding. We have a significant number of these shares of which are not currently publicly traded but are available for immediate resale to the public, subject to certain volume limitations and under the securities laws and lock-up arrangements. We also have 28,007,644 shares of our common stock remaining that are reserved for issuance pursuant to options under our 1997 Stock Plan, and of which 25,539,024 shares were subject to outstanding options at May 15, 2000. We have also reserved 1,732,716 shares of common stock for issuance under our 1998 Employee Stock Purchase Plan as of May 15, 2000. Shares underlying vested options are generally eligible for immediate resale in the public market. In addition, a significant portion of our stockholders have certain registration rights with respect to their shares

ANTITAKEOVER EFFECTS OF CERTAIN CHARTER AND BYLAW PROVISIONS, DELAWARE LAW, OUR INDENTURES AND STOCKHOLDER PROTECTION RIGHTS PLAN

       Our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Our charter and bylaws provide for a classified board of directors, limitations on the ability of stockholders to call special meetings and act by written consent, the lack of cumulative voting for directors and procedures for advance notification of stockholder nominations and proposals. These provisions, as well as Section 203 under the Delaware General Corporation Law to which we are subject, could discourage potential acquisition proposals and could delay or prevent a change of control.

       The indentures relating to the 1998 notes, 1999 notes and 2000 notes provide that, in the event of certain changes in control, each holder of the notes will have the right to require us to repurchase such holder's notes at a premium over the aggregate principal amount or the accreted value, as the case may be, of such debt. In addition, our Stockholder Protection Rights Plan contains provisions that make a hostile takeover prohibitively expensive and, in effect, requires interested suitors to cooperate with the Board of Directors prior to acquiring more than 15% of the Company. There is no guarantee that the Stockholder Protection Rights Plan will not discourage takeover attempts which would otherwise result in a premium to our stockholders.

       The provisions in the charter, bylaws, indentures and Stockholder Protection Rights Plan could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit increases in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

OUR FAILURE AND THE FAILURE OF THIRD PARTIES TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS

       Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code filed and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

       We have reviewed our internally developed information technology systems and programs and believe that our systems are Year 2000 compliant and that there are not significant Year 2000 issues within our systems or services. We have not reviewed our non-information technology systems for Year 2000 issues relating to embedded microprocessors. To the extent that such issues exist, these systems may need to be replaced or upgraded to become Year 2000 compliant. We believe that our non-information technology systems will not present any significant Year 2000 issues, although there can be no assurance in this regard. In addition, we utilize third-party equipment and software and interact with traditional telephone companies that have equipment and software that may not be Year 2000 compliant. Failure of such third-party or traditional telephone company equipment or software to operate properly with regard to the Year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, prospects, operating results and financial condition.

       To date, we have not experienced any problems in complying with Year 2000 requirements, nor have we experienced any operational difficulties related to Year 2000 issues.

THE BROADBAND COMMUNICATIONS INDUSTRY IS UNDERGOING RAPID TECHNOLOGICAL CHANGES, AND NEW TECHNOLOGIES MAY BE SUPERIOR TO THE TECHNOLOGY WE USE

       The broadband communications industry is subject to rapid and significant technological change, including continuing developments in DSL technology, which does not presently have widely accepted standards, and alternative technologies for providing broadband communications such as cable modem technology. As a consequence:

       o we will rely on third parties, including some of our competitors and potential competitors, to develop and provide us with access to communications and networking technology;

       o our success will depend on our ability to anticipate or adapt to new technology on a timely basis; and

       o we expect that new products and technologies will emerge that may be superior to, or may not be compatible with, our products and technologies.

       If we fail to adapt successfully to technological changes or fail to obtain access to important technologies, our business will suffer.

OUR STRATEGY DEPENDS ON GROWTH IN DEMAND FOR DSL-BASED SERVICES

       The demand for high-speed Internet and RLAN access is in the early stages of development. As a result, we cannot predict the rate at which this demand will grow, if at all, or whether new or increased competition will result in satisfying all demand. Various providers of high-speed digital communications services are testing products from various suppliers for various applications. We do not know whether DSL will offer the same or more attractive price-performance characteristics. Critical issues concerning commercial use of DSL for Internet and RLAN access, including security, reliability ease and cost of access and quality of service remain unresolved and may impact the growth of such services. If the demand for our services grows more slowly than we anticipate or is satisfied by competitors, our ability to achieve revenue growth and positive cash flow will be harmed.

WE MUST COMPLY WITH FEDERAL AND STATE TAX AND OTHER SURCHARGES ON OUR SERVICE THE LEVELS OF WHICH ARE UNCERTAIN

       Telecommunications providers pay a variety of surcharges and fees on their gross revenues from interstate services and intrastate services. Interstate surcharges include Federal Universal Service Fees, Common Carrier Regulatory Fees and TRS Fund fees. In addition, state regulators impose similar surcharges and fees on intrastate services. The division of our services between interest services and intrastate services is a matter of interpretation and may in the future be contested by the FCC or relevant state commission authorities. A change in the characterization of their jurisdictions could cause our payment obligations, pursuant to the relevant surcharges, to increase. In addition, pursuant to periodic revisions by state and federal regulators of the applicable surcharges, we may be subject to increases in the surcharges and fees currently paid.

OUR SERVICES ARE SUBJECT TO GOVERNMENT REGULATION, AND CHANGES IN CURRENT OR FUTURE LAWS OR REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS

       Our services are subject to federal, state and local government regulations. The 1996 Telecommunications Act, which became effective in February 1996, introduced widespread changes in the regulation of the telecommunications industry, including the digital access services segment in which we operate. The 1996 Telecommunications Act eliminates many of the pre-existing legal barriers to competition in the telecommunications services business and sets basic criteria for relationships between telecommunications providers.

       Among other things, the 1996 Telecommunications Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. The FCC's primary rules interpreting the 1996 Telecommunications Act, which were issued on August 8, 1996, have been reviewed by the U.S. Court of Appeals for the Eighth Circuit and the U. S court of Appeals for the District of Columbia, which has overruled certain of the FCC's rules. While the U.S. Supreme Court overruled the Eighth Circuit in January 1999 and upheld the FCC rules, the District of Columbia's ruling remains intact. We have entered into competitive interconnection agreements using the federal guidelines established in the FCC's first interconnection order. In September 1999, the FCC, in response to the Supreme Court decision in January 1999, issued new definitions of unbundled network elements.

       We have not entered into interconnection agreements that take advantage of these new federal guidelines. We anticipate that traditional and local telephone companies will challenge these new definitions in regulatory proceedings. In addition, the FCC's pricing method for unbundled network elements is under review at the Eighth Circuit. Any unfavorable decisions by the courts, the FCC or state telecommunications regulatory commissions could harm our business.

       In August 1998, the FCC proposed new rules that would allow traditional telephone companies to provide their own DSL services free from traditional telephone company regulation through a separate affiliate. The provision of DSL services by an affiliate of a traditional telephone company not subject to such regulation could harm our business.

       Moreover, in March 2000, a federal appeals court struck portions of the FCC's new rules, and has required the FCC to reconsider and review those rules. In particular, the appeals court has required the FCC to revise its rules concerning the types of equipment that we may collocate on the traditional telephone company premises and the steps that traditional telephone companies may take to separate their equipment from our equipment. The traditional telephone companies may implement the court's ruling and any subsequent FCC rules in a manner that impairs our ability to obtain collocation space and collocate the equipment of our choice on their premises. Such actions by the traditional telephone companies could adversely affect our business and disrupt our existing network design, configuration and services.

       Changes to current regulations, the adoption of new regulations by the FCC or state regulatory authorities, court decisions or legislative initiatives, such as changes to the 1996 Telecommunications Act, could harm our business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       Our exposure to financial market risk, including changes in interest rates and marketable equity security prices, relates primarily to our investment portfolio and outstanding debt obligations. We typically do not attempt to reduce or eliminate our market exposure on our investment securities because a substantial majority of our investments are in fixed-rate, short-term securities. We do not have any derivative instruments. The fair value of our investments portfolio or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the fixed-rate, short-term nature of the substantial majority of our investment portfolio. In addition, substantially all of our outstanding indebtedness at March 31, 1999 including our 1998 notes and our 1999 notes, is fixed-rate debt.

                                 USE OF PROCEEDS

       The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling shareholders. Accordingly, we will not receive any proceeds from the sale of the shares by the selling shareholders.

                         DETERMINATION OF OFFERING PRICE

       Because this prospectus relates only to the resale of previously issued shares of the common stock, we did not determine an offering price. The selling shareholders will individually determine the offering price of the common stock. The selling shareholders may use this prospectus from time to time to sell their common stock. The price at which the common stock is sold may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

                              SELLING STOCKHOLDERS

       The shares of common stock to be sold by the selling shareholders pursuant to this prospectus represent shares issued to the selling shareholders by us in connection with our acquisition of Laser Link.Net, Inc. The following table sets forth the number of shares of common stock held by each selling shareholder. As of May 15, 2000, there were 144,849,953 shares of common stock outstanding. Beneficial ownership is determined according to the rules of the SEC, and includes shares subject to options currently exercisable or exercisable within 60 days of May 15, 2000. Shares subject to such options are deemed outstanding for computing the percentage ownership of the person holding such options but not for computing the percentage ownership of any other person.

                                               OWNERSHIP
                                         PRIOR TO THE OFFERING                         OWNERSHIP AFTER OFFERING
                                       --------------------------      SHARES        ----------------------------
                                          NUMBER                        BEING          NUMBER
         BENEFICIAL OWNER               OF SHARES      PERCENTAGE      OFFERED        OF SHARES      PERCENTAGE
-----------------------------------    ------------    ----------    ------------    ------------    ------------

FORMER LASER LINK.NET
   SHAREHOLDERS:
George McGovern (1)...............       1,510,127          1.04       1,492,774          17,353          *
Ed Sullivan (2)...................       1,459,731          1.01       1,451,055           8,676          *
Liberty Partners..................       1,047,542           *         1,047,542               0          *
G. Michael Stakias (10)...........         156,178           *           104,118          52,060          *
Eugene J. Malaady.................           8,676           *             8,676               0          *
Darryl Copeland (11)..............         159,649           *           107,589          52,060          *
David Dulaney (12)................         163,120           *           111,060          52,060          *
William Fromholzer (13)...........         128,393           *            76,353          52,060          *
James Lynch (14)..................         124,942           *            72,882          52,060          *
Dennis M. & Audrey B. Durkin......           3,469           *             3,469               0          *
Thomas Feeney.....................          20,823           *            20,823               0          *
Stanley & Carolyn Ellis...........          17,352           *            17,352               0          *
Donald Guinan.....................          38,176           *            38,176               0          *
Andrew Guinan (9).................          67,677           *            12,147          55,530          *
Guinan Family Ltd. Partnership....          10,411           *            10,411               0          *
William Napier Macartney III......          38,176           *            38,176               0          *
Darryl Copeland, Jr...............          34,705           *            34,705               0          *
Darryl Copeland, Jr...............           4,510           *             4,510               0          *
Thaddeus Newell III...............           4,338           *             4,338               0          *
W. Sherwood Robertson.............          17,352           *            17,352               0          *
H. L. Yoh.........................          17,352           *            17,352               0          *
Larry & Randi Yogel...............           8,676           *             8,676               0          *
W. Dale Haas......................          17,352           *            17,352               0          *
Huntoon, Paige & Co., Inc.........          17,352           *            17,352               0          *
Gregory P Evans...................          10,411           *            10,411               0          *
Mark Fiato (3)....................          43,036           *            43,036               0          *
Michael Azeez.....................           3,469           *             3,469               0          *
James Dengler.....................           6,940           *             6,940               0          *
David Farrugut....................           6,940           *             6,940               0          *
Frank Gilday......................           3,469           *             3,469               0          *
Steve Griffith....................           2,275           *             2,275               0          *
Judiane Griffith..................           9,217           *             9,217               0          *
Christopher Lange.................           1,734           *             1,734               0          *

                                               OWNERSHIP
                                         PRIOR TO THE OFFERING                         OWNERSHIP AFTER OFFERING
                                       --------------------------      SHARES        ----------------------------
                                          NUMBER                        BEING          NUMBER
         BENEFICIAL OWNER               OF SHARES      PERCENTAGE      OFFERED        OF SHARES      PERCENTAGE
-----------------------------------    ------------    ----------    ------------    ------------    ------------

Seth Lehr.........................           3,469           *           3,469               0            *
Joan H Lewis......................           3,469           *           3,469               0            *
Patrick McCloskey.................           3,469           *           3,469               0            *
Colleen McGovern..................          19,629           *          19,629               0            *
Daniel McGovern...................          24,835           *          24,835               0            *
Mary McGovern.....................           2,275           *           2,275               0            *
Guy Messick.......................           1,734           *           1,734               0            *
Jill Neyer........................           9,217           *           9,217               0            *
Steven Neyer......................           2,275           *           2,275               0            *
Arthur Jackson....................           3,469           *           3,469               0            *
Darcy Falbey......................           3,469           *           3,469               0            *
Leslie Kogan......................          17,352           *          17,352               0            *
Richard McMahon...................           6,940           *           6,940               0            *
Thomas Sheridan...................           3,469           *           3,469               0            *
Kevin Seeger......................           1,734           *           1,734               0            *
Judy Welde........................           1,734           *           1,734               0            *
Carey Wilkinson...................           5,746           *           5,746               0            *
Kristin Wilkinson.................           5,746           *           5,746               0            *
Lynn Wilkinson....................          19,629           *          19,629               0            *
Michael & Christine Breslin.......           2,275           *           2,275               0            *
Thomas & Debra Breslin............           2,275           *           2,275               0            *
John & Patricia Golato............           2,275           *           2,275               0            *
Edward & Patricia Sullivan........           2,275           *           2,275               0            *
Sullivan Family Ltd. Partnership..           6,829           *           6,829               0            *
Shane McGovern (4)................          43,489           *          19,629          23,860            *
Daniel Malcolm (5)................          76,528           *           2,775          73,753            *
Malcolm Family Ltd. Partnership...          11,106           *          11,106               0            *
Mike Breslin (6)..................           5,311           *           2,276           3,036            *
Sherwood W Newell.................           4,338           *           4,338               0            *
Dana B. Newell....................           4,338           *           4,338               0            *
Gordon D Newell...................           4,338           *           4,338               0            *
Herbert J. Nevyas.................           3,469           *           3,469               0            *
Brad Copeland (7).................          34,531           *          12,840          21,691            *
Paul Hondros......................           3,469           *           3,469               0            *
Robert Sullivan (8)...............          26,135           *           2,275          23,860            *
     Total........................       5,536,231          3.82       5,013,466       522,766            *

------------
    * Represents ownership of less than 1%.

  (1) Includes of 17,353 shares of common stock subject to options exercisable within 60 days of May 15, 2000. Mr. McGovern is employed by us.
  (2) Includes of 8,676 shares of common stock subject to options exercisable within 60 days of May 15, 2000. Mr. Sullivan is employed by us.
  (3) Includes of 34,707 shares of common stock which were issued as a result of options issued to Mr. Fiato for consulting services.
  (4) Includes of 23,860 shares of common stock subject to options exercisable within 60 days of May 15, 2000. Mr. McGovern is employed by us.
  (5) Includes of 73,753 shares of common stock subject to options exercisable within 60 days of May 15, 2000. Mr. Malcolm is employed by us.
  (6) Includes of 3,036 shares of common stock subject to options exercisable within 60 days of May 15, 2000. Mr. Breslin is employed by us.

  (7) Includes 21,691 shares of common stock subject to options exercisable within 60 days of May 15, 2000. Mr. Copeland is employed by us.
  (8) Consists of 23,860 shares of common stock subject to options exercisable within 60 days of May 15, 2000. Mr. Sullivan is employed by us.
  (9) Includes 55,530 shares of common stock subject to options exercisable within 60 days of May 15, 2000. Mr. Guinan is employed by us.
 (10) Includes 52,060 shares of common stock subject to options exercisable within 60 days of May 15, 2000.
 (11) Includes 52,060 shares of common stock subject to options exercisable within 60 days of May 15, 2000.
 (12) Includes 52,060 shares of common stock subject to options exercisable within 60 days of May 15, 2000.
 (13) Includes 52,060 shares of common stock subject to options exercisable within 60 days of May 15, 2000.
 (14) Includes 52,060 shares of common stock subject to options exercisable within 60 days of May 15, 2000.

                              PLAN OF DISTRIBUTION

       The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell the shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. Shares may be sold by one or more of the following means of distribution:

       o block trades in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

       o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

       o over-the-counter distributions in accordance with the rules of the Nasdaq National Market;

       o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

       o   privately negotiated transactions.

       To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of such shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also sell our common stock short and redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholders may also pledge such shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of such pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any such shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

       In effecting sales, brokers, dealers or agents engaged by the selling shareholder may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling shareholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. We will pay all reasonable expenses incident to the registration of the shares being offered hereby other than any commissions and discounts of underwriters, dealers or agents.

       In order to comply with the securities laws of certain states, if applicable, the shares being offered hereby must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states such shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and there has been compliance thereof.

       We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholder and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933. We have agreed to indemnify the selling shareholders against certain liabilities.

       Subject to certain limitations, we will keep the registration statement, of which this prospectus constitutes a part, effective for a period of days or, if earlier, with respect to the selling shareholders, until the selling shareholders are able to sell all shares offered pursuant to this registration statement.

                                  LEGAL MATTERS

       The validity of the common stock offered hereby will be passed upon for us by Irell & Manella LLP, Los Angeles, California.

                                     EXPERTS

       Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance upon Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

======================================================          ====================================================

                                                                                 5,536,231 SHARES

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR
INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE                              [COVAD LOGO]
NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT
OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN                               COMMON STOCK
OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY SHARES
OF OUR COMMON STOCK IN ANY JURISDICTION WHERE THE OFFER
OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED OR
INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS CORRECT                             PROSPECTUS
ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE
TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE
OF OUR COMMON STOCK.

                  TABLE OF CONTENTS

                                                 PAGE
                                                 ----
Where You Can Find More Information............   2
Incorporation of Certain Document
   By Reference................................   2
Special Note Regarding Forward-Looking
   Statements..................................   3
Prospectus Summary.............................   4
The Offering...................................   9
Risk Factors...................................  10
Use of Proceeds................................  26
Determination of Offering Price................  26
Selling Stockholders...........................  27
Plan of Distribution...........................  30
Legal Matters..................................  31
Experts........................................  31

        DEALER PROSPECTUS DELIVERY OBLIGATION

DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER
OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER
A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO
DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO
THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                                                                 JUNE [    ], 2000

======================================================          ====================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following table sets forth the costs and expenses, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except for the Registration Fee.

                                                                                                   AMOUNT TO BE
                                                                                                    PAID BY THE
                                                                                                      COMPANY
                                                                                                   --------------
SEC Registration
Fee...........................................................................................      $  42,882.31
Printing......................................................................................            50,000
Legal Fees and Expenses.......................................................................            25,000
Accounting Fees and Expenses..................................................................            25,000
Miscellaneous.................................................................................             2,000
                                                                                                   --------------

Total.........................................................................................     $  144,882.31
                                                                                                   ==============

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify such person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

       Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

       As permitted by Section 102(b)(7) of the DGCL, the Registrant's Amended and Restated Certificate of Incorporation includes a provision that limits a director's personal liability to the Registrant or its stockholders for monetary damages for breaches of his or her fiduciary duty as a director. Article X of the Registrant's Amended and Restated Certificate of Incorporation provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

       As permitted by Section 145 of the DGCL, the Registrant's Bylaws provide that, to the fullest extent permitted by the DGCL, directors, officers and certain other persons who are made, or are threatened to be made, parties to, or are involved in, any action, suit or proceeding will be indemnified by the Registrant with respect thereto. Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors, employees and agents of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding the indemnified party had no reason to believe his conduct was unlawful.

       The Registrant maintains insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of the Registrant. The Registrant also entered into agreements to indemnify the Registrant's directors and executive officers, in addition to the indemnification provided for in the Registrant's Amended and Restated Certificate of Incorporation and Bylaws.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
2.1(1) Agreement and Plan of Merger Among Covad Communications Group, Inc., LightSaber Acquisition Co. and Laser Link.Net, Inc., dated as of March 8, 2000.
4.1(2)    Indenture dated as of March 11, 1998 between the Registrant and
          The Bank of New York.
4.4(2) Warrant Registration Rights Agreement dated as of March 11, 1998 among the Registrant and Bear, Stearns & Co. Inc. and BT
          Alex. Brown Incorporated.
4.5(2)    Specimen 131/2% Senior Discount Note Due 2008.
4.6(2) Amended and Restated Stockholders Rights Agreement dated January 19, 1999 among the Registrant and certain of its stockholders.
4.7(3)    Indenture dated as of February 18, 1999 among the Registrant and
          The Bank of New York, including form of 121/2% Senior Note Due 2009.
4.8(3) Registration Rights Agreement dated as of February 18, 1999 among the Registrant and the Initial Purchasers.
4.9(3)    Specimen 121/2% Senior Note Due 2009.
4.10(4) Indenture dated as of January 28, 2000, between the Registrant and United States Trust Company of New York.
4.11(4) Registration Rights Agreement dated as of January 28, 2000, between the Registrant and Bear, Stearns & Co., Inc.
4.12(4)   Specimen 12% Senior Note Due 2010.
4.14(5)   Stockholder Protection Rights Agreement dated February 15, 2000.
5.1       Opinion of Irell & Manella LLP.
12.1(6)   Statement of Computation of Ratios
23.1      Consent of Ernst & Young LLP, Independent Auditors
23.2      Consent of Irell & Manella LLP (Included in Exhibit 5.1).
24.1      Power of Attorney (included on signature page).
27.1(6)   Financial Data Schedules.
--------------

  (1) Incorporated by reference to the exhibit of corresponding number filed with our Registration Statement on Form 8-K as originally filed on March 23, 2000 and as subsequently amended.

  (2) Incorporated by reference to the exhibit of corresponding number filed with our registration statement on Form S-4 (No. 333-51097) and as subsequently amended.

  (3) Incorporated by reference to the exhibit of corresponding number filed with our registration statement on Form S-4 (No. 333-75955) and as subsequently amended.

  (4) Incorporated by reference to the exhibit of corresponding number filed with our registration statement on Form S-4 (No. 333-30360) and as subsequently amended.

  (5) Incorporated by reference to Exhibit 4.1 filed with our Registration Statement on Form 8-A as originally filed on February 22, 2000 and as subsequently amended.

  (6) Incorporated by reference to the exhibit of corresponding number filed with our report on Form 10-K as originally filed on March 30, 2000 and as subsequently amended.

       (b)        FINANCIAL STATEMENT SCHEDULES

       None.

ITEM 17. UNDERTAKINGS

(a)    The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       i. To include any propectus required by section 10(a)(3) of the Securities Act of 1933;

      ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            PROVIDED, HOWEVER, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form
            S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

2. To supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

3. To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

5. (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

       PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SANTA CLARA, STATE OF CALIFORNIA, ON THE
6TH DAY OF JUNE 2000.

COVAD COMMUNICATIONS GROUP, INC.

                                           By: /S/ TIMOTHY LAEHY
                                              ----------------------------------
                                                 Timothy Laehy
                                                 EXECUTIVE VICE PRESIDENT AND
                                                 CHIEF FINANCIAL OFFICER

                                POWER OF ATTORNEY

       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert E. Knowling, Jr. and Timothy Laehy and each of them his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on June 6, 2000 in the capacities indicated.

           SIGNATURE                                              TITLE
           ---------                                              -----
         /S/  ROBERT E KNOWLING, JR.                   Chairman of the Board, President and Chief
-----------------------------------------------
         (Robert E. Knowling, Jr.)                     Executive Officer (Principal Executive Officer)

         /S/  TIMOTHY LAEHY                            Executive Vice President and Chief Financial Officer
-----------------------------------------------
         (Timothy Laehy)                               (Principal Financial and Accounting Officer)

                                                       Director
-----------------------------------------------
         (Robert Hawk)

         /S/  HELLENE RUNTAGH                          Director
-----------------------------------------------
         (Hellene Runtagh)

         /S/  LARRY IRVING                             Director
-----------------------------------------------
         (Larry Irving)

         /S/  DANIEL LYNCH                             Director
-----------------------------------------------
         (Daniel Lynch)

         /S/  FRANK MARSHALL                           Director
-----------------------------------------------
         (Frank Marshall)

         /S/  DEBRA DUNN                               Director
-----------------------------------------------
         (Debra Dunn)

         /S/  RICH SHAPERO                             Director
-----------------------------------------------
         (Rich Shapero)

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
2.1(1) Agreement and Plan of Merger Among Covad Communications Group, Inc., LightSaber Acquisition Co. and Laser Link.Net, Inc., dated as of
          March 8, 2000.
4.1(2)    Indenture dated as of March 11, 1998 between the Registrant and
          The Bank of New York.
4.4(2)    Warrant Registration Rights Agreement dated as of March 11, 1998 among the Registrant and Bear, Stearns & Co. Inc. and BT
          Alex. Brown Incorporated.
4.5(2)    Specimen 131/2% Senior Discount Note Due 2008.
4.6(2)    Amended and Restated Stockholders Rights Agreement dated
          January 19, 1999 among the Registrant and certain of its stockholders.
4.7(3)    Indenture dated as of February 18, 1999 among the Registrant and
          The Bank of New York, including form of 121/2% Senior Note Due 2009.
4.8(3) Registration Rights Agreement dated as of February 18, 1999 among the Registrant and the Initial Purchasers.
4.9(3)    Specimen 121/2% Senior Note Due 2009.
4.10(4) Indenture dated as of January 28, 2000, between the Registrant and United States Trust Company of New York.
4.11(4) Registration Rights Agreement dated as of January 28, 2000, between the Registrant and Bear, Stearns & Co., Inc.
4.12(4)   Specimen 12% Senior Note Due 2010.
4.14(5)   Stockholder Protection Rights Agreement dated February 15, 2000.
5.1       Opinion of Irell & Manella LLP.
12.1(6)   Statement of Computation of Ratios
23.1      Consent of Ernst & Young LLP, Independent Auditors
23.2      Consent of Irell & Manella LLP (Included in Exhibit 5.1).
24.1      Power of Attorney (included on signature page).
27.1(6)   Financial Data Schedules.
--------------

  (1) Incorporated by reference to the exhibit of corresponding number filed with our Registration Statement on Form 8-K as originally filed on March 23, 2000 and as subsequently amended.
  (2) Incorporated by reference to the exhibit of corresponding number filed with our registration statement on Form S-4 (No. 333-51097) and as subsequently amended.
  (3) Incorporated by reference to the exhibit of corresponding number filed with our registration statement on Form S-4 (No. 333-75955) and as subsequently amended.
  (4) Incorporated by reference to the exhibit of corresponding number filed with our registration statement on Form S-4 (No. 333-30360) and as subsequently amended.
  (5) Incorporated by reference to Exhibit 4.1 filed with our Registration Statement on Form 8-A as originally filed on February 22, 2000 and as subsequently amended.
  (6) Incorporated by reference to the exhibit of corresponding number filed with our report on Form 10-K as originally filed on March 30, 2000 and as subsequently amended.